08025508

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›n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Symetra Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 108th Avenue N.E., Suite 1200
(No. and Street)

Bellevue	Washington	98004-5135
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LeeAnna K. Glessing (425) 256-6302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 3500	Seattle	Washington	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/13/08

OATH OR AFFIRMATION

I, LeeAnna K. Glessing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Symetra Investment Services, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA HUBBARD NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 08-01-11

Signature

Assistant Vice President/Treasurer/Financial Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Financial Statements and Supplemental Information
Under Rule 17a-5 of the Securities and Exchange Commission

Year Ended December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Symetra Investment Services, Inc.

We have audited the accompanying statement of financial condition of Symetra Investment Services, Inc. (a wholly owned subsidiary of Symetra Financial Corporation) (the Company) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Symetra Investment Services, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 18, 2008

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 6,769,496
Cash – restricted	144,311
Investments owned, at market value	1,109,043
Accrued interest income	15,429
Concessions receivable:	
Affiliates	117,525
Non-affiliates	626,040
Advisory fees receivable	404,340
Receivable from clearing organization	5,668
Accounts receivable – other	4,479
Prepaid expenses and other assets	208,975
Notes receivable	18,700
Total assets	$ 9,424,006
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable:	
Affiliates	$ 101,467
Non-affiliates	588,471
Advisory fees payable	291,064
Accounts payable:	
Affiliates	327,428
Non-affiliated funds	54,223
Other	54,866
Payable to Parent for income taxes	68,751
Deferred income tax	16,020
Total liabilities	1,502,290
Commitments and contingencies (*Note 10*)	
Stockholder's equity:	
Common stock, $.10 par value:	
Authorized shares – 50,000,000	
Issued and outstanding shares – 50,000	5,000
Additional paid-in capital	7,636,300
Retained earnings	280,416
Total stockholder's equity	7,921,716
Total liabilities and stockholder's equity	$ 9,424,006

See accompanying notes.

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Income

Year Ended December 31, 2007

Revenues	
Dealers' concession income:	
Annuity products:	
Affiliates	$ 2,916,406
Non-affiliates	4,833,258
Life products:	
Affiliates	277,391
Non-affiliates	333,949
Mutual funds:	
Life bundled products	1,101,421
Non-affiliates	4,986,817
Advisory fees	1,671,829
Interest income	363,839
Net unrealized gain on investments owned	2,732
Other revenues	91,185
Total revenues	$16,578,827
Expenses	
Commissions:	
Annuity products:	
Affiliates	2,557,550
Non-affiliates	4,180,915
Life products:	
Affiliates	202,992
Non-affiliates	245,221
Mutual funds:	
Life bundled products	885,124
Non-affiliates	3,764,863
Advisory fee expense	1,204,895
Personnel expenses	1,676,368
Other administrative expenses	1,378,470
Total expenses	16,096,398
Income before income tax expense	482,429
Income tax expense	175,162
Net income	$ 307,267

See accompanying notes.

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2007	$ 5,000	$ 7,636,300	$ (26,851)	$ 7,614,449
Net income	–	–	307,267	307,267
Balance at December 31, 2007	$ 5,000	$ 7,636,300	$ 280,416	$ 7,921,716

See accompanying notes.

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Cash Flows

Year Ended December 31, 2007

Operating activities	
Net income	$ 307,267
Adjustments to reconcile net income to net cash provided by operating activities:	
Net unrealized gain on investments owned	(2,732)
Deferred income tax expense	3,392
Discount accretion on investments owned	(14,285)
Notes receivable forgiven	8,700
Changes in operating assets and liabilities:	
Cash – restricted	811,817
Accrued interest income	1,131
Concessions receivable:	
Affiliates	144
Non-affiliates	(77,182)
Advisory fees receivable	(113,729)
Accounts receivable – affiliates	2,600,443
Accounts receivable – other	(2,380)
Receivable from clearing organization	(5,668)
Prepaid expenses and other assets	19,136
Commissions payable:	
Affiliates	287
Non-affiliates	53,292
Advisory fees payable	103,223
Accounts payable:	
Customers	(312,225)
Affiliates	315,210
Non-affiliated funds	(457,246)
Other	14,800
Unearned revenues	(13,000)
Payable to Parent for income taxes	(81,763)
Net cash provided by operating activities	3,158,632
Investing activities	
Proceeds from maturity and paydowns of investments owned	464,651
Net cash provided by investing activities	464,651
Net increase in cash and cash equivalents	3,623,283
Cash and cash equivalents at beginning of year	3,146,213
Cash and cash equivalents at end of year	$ 6,769,496
Supplemental cash flow disclosure	
Income tax payments (paid to Parent)	$ 253,533

See accompanying notes.

1. Organization and Nature of Business

Symetra Investment Services, Inc. (the Company) is a wholly owned subsidiary of Symetra Financial Corporation (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and an investment adviser registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company acts as a full-line general securities broker-dealer, including the retail distribution of securities created and underwritten by affiliated and non-affiliated companies. The Company also acts as the distributor of a mutual fund bundled program managed by Symetra Life Insurance Company (Symetra Life). The Company provides investment advisory services and offers a proprietary wrap-fee program.

Symetra Life, Symetra Securities, Inc. (SSI), and Symetra Services Corporation (SSC) (collectively, the Affiliates) are all wholly owned subsidiaries of the Parent.

The issuance and management of securities by Symetra Life and SSI could be affected by changes in their economic or regulatory environment. It is reasonably possible that these changes could negatively impact the Company's future ability to generate concession income.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash includes cash on hand and on deposit in banks and other financial institutions, which may be in excess of Federal Deposit Insurance Corporation insurance limits. The Company defines cash equivalents as short-term investments with original maturities of three months or less.

2. Significant Accounting Policies (continued)

Concessions, Commissions, and Asset-Based Fees

Dealers' concession income and commission expense are recorded on the trade date for variable life and annuity products, as well as non-affiliated mutual fund products.

Asset-based fee income is recognized monthly based on the calendar quarter-end asset value.

Interest Income

Interest income is earned from underlying investments owned and is accounted for on an accrual basis. Discount accretion on investments owned is amortized over the life of the bond using the effective interest rate method and reflected in the statement of income as an increase to interest income.

Investments Owned

Investments owned is comprised of a mortgage-backed bond carried in the accompanying statement of financial condition at market value, as determined by a pricing service, which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities, and various relationships between securities in determining value. Unrealized gains and losses on investments owned are recognized currently in the statement of income. The discount accretion earned on this investment is $14,285, and the market value is $1,109,043 at December 31, 2007. The bond matures January 15, 2025.

Income Taxes

The Company is included in the Parent's consolidated federal income tax return with other non-life insurance entities. A tax allocation agreement has been entered into by the Company and all other non-life insurance entities with the Parent. The allocation is based upon separate return calculations. The Company may receive current credit for net losses, if any, as such losses offset taxable income of other members of the non-life insurance group. The provision for federal income taxes is based on amounts determined to be payable as a result of operations within the current accounting period. Intercompany tax balances are settled quarterly.

2. Significant Accounting Policies (continued)

Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes.* The provision for income taxes has two components: amounts currently payable or receivable and deferred income taxes. The deferred income taxes are calculated on the basis of the difference between book value and valuation for tax purposes of the appropriate assets and liabilities. Deferred tax assets are recognized only to the extent that it is probable that future tax profits will be available. A valuation allowance is established when deferred tax assets cannot be recognized.

Recent Accounting Pronouncements

FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes*. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company has adopted FIN No. 48 effective as of January 1, 2007. The adoption did not have a material impact on the Company's financial statements.

SFAS No. 157, *Fair Value Measurements*

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about assets and liabilities measured at fair value. The new standard provides a consistent definition of fair value, which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. The standard also establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

2. Significant Accounting Policies (continued)

The Company adopted SFAS No. 157 effective January 1, 2008, as required. The Company did not record any cumulative effect adjustments upon adoption. In order to make this determination, the Company reviewed its valuation policies to confirm they are consistent with the exit price prescribed by SFAS No. 157.

3. Cash – Restricted

As of December 31, 2007, cash of $24,310 has been segregated in two special bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC. In addition, restricted cash includes $120,001 on deposit with clearing firms.

4. Receivable from Clearing Organization

As of December 31, 2007, a receivable of $5,668 from the Company's clearing organization is outstanding. This amount represents proceeds due to the Company from trades placed on December 31, 2007.

5. Notes Receivable

Notes receivable includes two promissory notes issued to registered representatives, of which $18,700 is outstanding at December 31, 2007. The promissory notes have maturity dates of three years from issuance and are forgiven provided the registered representative reaches the minimum production levels as outlined in the respective promissory note agreement. Each promissory note is secured by any and all income owed to each individual by the Company or any of the income owned by the Company's affiliates. In the event that the minimum production levels are not adequate to forgive the note by the maturity date, the remaining note balance is due in cash.

The Company establishes an allowance for any amounts of the notes receivable that are deemed to be impaired. There were no impairments in 2007. The notes receivable forgiven during 2007 was $8,700.

6. Payable to Non-Affiliated Funds

Accounts payable to non-affiliated funds include amounts to be invested in non-affiliated mutual funds for customer purchases of mutual fund shares. Cash to be invested is segregated in the special account for the exclusive benefit of customers.

7. Related-Party Transactions

Life Bundled Products

The Company acts as the broker-dealer distributor for certain Symetra Life bundled programs for which concession income is recorded by the Company. The Company pays selling broker-dealers commissions pursuant to broker-dealer selling agreements and also acts in the capacity of a selling broker-dealer.

Expense Allocations and Other Disbursements

The Company in the normal course of business is charged for its share of operating, administrative, and personnel expenses paid during the year by the Parent or Symetra Life on its behalf. Total amounts allocated during the year under the expense allocation and disbursement arrangements were $87,534 from the Parent and $2,971,698 from Symetra Life. At December 31, 2007, amounts due to the Parent, Symetra Services Corporation, and Symetra Life were $0, $10,131, and $317,297, respectively.

8. Income Taxes

The Company files income tax returns in the U.S. federal and various state jurisdictions. The Company's federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service through the tax period ended December 31, 2003, subject to carryforward and carryback issues. The Internal Revenue Service has commenced an audit of Company returns for the period January 1, 2004, through July 31, 2004, filed in consolidation with its former parent, Safeco Corporation. To date, no significant tax issues or proposed adjustments have been raised by the examiners. The Company is not currently subject to any state income tax examinations.

8. Income Taxes (continued)

Income tax expense for the year ended December 31, 2007, consisted of the following:

Current income tax expense:	
Federal	$ 167,835
State	3,935
Total current income tax expense	$ 171,770
Deferred income tax expense:	
Federal	3,392
State	–
Total deferred income tax expense	3,392
Total income tax expense	$ 175,162

Differences between income taxes computed by applying the U.S. federal income tax rate of 35% to income before income taxes and the provision for income taxes were as follows:

Income before income taxes	$ 482,429	
Computed "expected" tax expense	168,850	35.00%
Meals and entertainment	3,754	0.78
State income tax	2,558	0.53
Provision for income taxes	$ 175,162	36.31%

The Company uses the liability method of accounting for income taxes in accordance with SFAS No. 109, under which deferred income tax assets and liabilities are determined based on the differences between their financial reporting and tax bases and are measured using the enacted tax rates. The tax effects of temporary differences which gave rise to the deferred income tax assets and deferred income tax liabilities at December 31, 2007, were as follows:

Total deferred income tax assets	$ –
Deferred income tax liabilities:	
Prepaid insurance	(9,631)
Unrealized gain/loss on investments	(3,960)
Bond accrual	(2,429)
Total deferred income tax liabilities	(16,020)
Net deferred income tax liability	$(16,020)

8. Income Taxes (continued)

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. As of December 31, 2007, the Company does not have any unrecognized tax benefits.

9. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equivalent to the greater of $100,000 or one-fifteenth of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2007, the Company had net capital of $6,367,438, which was $6,267,438 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 23.12%. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

10. Commitments and Contingencies

Because of the nature of its business, the Company is subject to legal actions filed or threatened in the ordinary course of its business operations. Management does not believe that such litigation will have a material adverse effect on the Company's financial condition, future operating results, or liquidity.

Supplemental Information

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2007

Computation of net capital	
Total stockholder's equity and regulatory capital	$ 7,921,716
Less: Non-allowable assets	(1,415,489)
Add: Other additions and/or allowable credits	3,961
Net capital before haircut	6,510,188
Less: Haircut on investments	(142,750)
Net capital	$ 6,367,438
Aggregate indebtedness	$ 1,472,090
Computation of basic net capital requirement	
Minimum net capital required	$ 100,000
Excess net capital	$ 6,267,438
Ratio of aggregate indebtedness to net capital	23.12%

Note: The differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2007, Part II FOCUS filing are as follows: net capital is $83,524 lower and excess net capital is $83,524 lower than the unaudited December 31, 2007, FOCUS report filing.

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Schedule II
Statement Regarding Rule 15c3-3 of
the Securities and Exchange Commission

December 31, 2007

The Company does not carry customer accounts and is exempt from provisions of Rule 15c3-3 under paragraph (k)(2)(i) and (k)(2)(ii) of that rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Symetra Investment Services, Inc.

In planning and performing our audit of the financial statements of Symetra Investment Services, Inc. (a wholly owned subsidiary of Symetra Financial Corporation) (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 18, 2008

END